November 24, 2025

Silong Chen
Chief Executive Officer
Dogness (International) Corp
No.16 N. Dongke Road
Tongsha Industrial Zone
Dongguan, Guangdong, China 523217

       Re: Dogness (International) Corp
           Draft Registration Statement on Form F-3
           Submitted on September 24, 2025
           CIK 0001707303
Dear Silong Chen:

       We have conducted a limited review of your draft registration statement and have the following comments.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-3
General

1. Please revise your registration statement to include audited financial statements for your most recent fiscal year. See Item 8.A.4 of Form 20-F.
Cover Page

2. Your registration statement indicates this is an offering for up to $300,000,000.
       However, on page 1 you state it is an offering for up to $250,000,000. Please reconcile.
3. Please revise your delaying amendment language to state "registrant hereby amends this registration statement", rather than "registrant hereby files this registration statement." Please refer to Rule 473 of the Securities Act.
 November 24, 2025
Page 2

Exhibits

4. We note the footnote to your Exhibit List that your Senior Debt Indenture and your
       Subordinated Debt Indenture may be incorporated by reference in a subsequent filing.
       Please file your indentures as exhibits to this Form F-3. Please refer to
       Question 212.19 of our Securities Act Rules Compliance and Disclosure Interpretations.
5. We note you have filed a "Form of" opinion. Please provide your dated and signed opinion as an exhibit. Additionally, please amend the brackets in the first paragraph of the opinion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement and non-public draft submission must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Anthony Basch